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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)


                                 ADT Limited
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                                (Name of Issuer)


                        Common Shares, $.10 Par Value
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                         (Title of Class of Securities)


                                  000915108
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                                 (CUSIP Number)

                           Eli D. Schoenfield, Esq.
                           Kay Collyer & Boose LLP
                          One Dag Hammarskjold Plaza
                           New York, New York 10017
                                (212) 940-8200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 7, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.



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                                  SCHEDULE 13D

CUSIP NO. 000915108

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Michael A. Ashcroft
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a) / /
    (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)
    / /
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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    BELIZE
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           11,525,000 See Item 5(b).
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          718
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    11,525,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,525,718
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
     / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7%
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14   TYPE OF REPORTING PERSON

     IN
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     Michael A. Ashcroft hereby amends and supplements his Statement on
Schedule 13D originally filed by him on March 28, 1997 (the "Statement") with respect to the common shares, $.10 par value per share (the "Common Shares") of ADT Limited (the "Company"). Unless otherwise indicated, capitalized terms not defined herein shall have the meanings assigned to them in the Statement.


Item 1.  Security and Issuer.

     No material change.


Item 2.  Identity and Background.

     No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

     No funds were used to effect the transactions described in this statement, which consist of the expiration of a proxy to vote shares.

Item 4.  Purpose of Transaction.

     No material change.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented as follows:

     (a) - (b) At the date hereof, Mr. Ashcroft beneficially owns 11,525,718 Common Shares (which includes 10,150,000 options), representing approximately 7% of the 157,157,524 Common Shares, including 3,182,787 Common Shares owned by a subsidiary of the Company, reported by the Company to be outstanding as of May 16, 1997. At the date hereof, Mr. Ashcroft has sole power to vote 11,525,000 Common Shares, and Mr. Ashcroft shares power to vote 718 Common Shares (which are shares owned by Mr. Ashcroft's wife). Mr. Ashcroft has the sole power to dispose of 11,525,000 Common Shares.

     (c) On May 7, 1997 Republic Industries, Inc., a Delaware corporation ("Republic"), anounced that it had sold to five institutional buyers the 15,000,000 Common Shares (the "Republic Common Shares") which it had purchased on March 21, 1997 through its wholly-owned subsidiary Triangle Corporation ("Triangle"). Upon such purchase, Triangle had granted to the Chairman of the Board of the Company (who was at that date and is at the date hereof, Mr. Ashcroft) an irrevocable proxy to vote, at any meeting of the Company's shareholders, the Republic Common Shares. The proxy was to expire as to any of the Republic Common Shares. The proxy was to expire as to any of the Republic Common Shares on the earlier of (i) September 27, 1998 and (ii) the date



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such shares are no longer held by Republic or any of its affiliates or nominees. Accordingly, the sale by Republic of the Republic Common Shares effected an expiration of the proxy, and Mr. Ashcroft's right to vote the Republic Common Shares under the proxy terminated.

     (d) No material change.

     (e) Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

     No material change.

Item 7.           Materials to be Filed as Exhibits.

     No material change.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           May 27, 1997


                                           /s/ Michael A. Ashcroft
                                           ------------------------------
                                               Michael A. Ashcroft